UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MINES MANAGEMENT, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

603432105

(CUSIP Number)

David C. Sienko

Vice President and General Counsel

Hecla Mining Company

6500 North Mineral Drive, Suite 200

Couer d’Alene, Idaho 83815-9408

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 603432105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hecla Mining Company 77-0664171
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,612,199(1)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,612,199(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,612,199(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.8%
14.	Type of Reporting Person (See Instructions) CO

(1)	All of the 6,612,199 shares of common stock of Mines Management, Inc., par value $0.001 per share (the “Common Stock”) reported above (which include options to acquire 1,600,000 shares of Common Stock) are collectively directly owned by Silver Wheaton Corp., Glenn M. Dobbs, Russell C. Babcock, Roy G. Franklin, Robert L. Russell, Doug D. Dobbs, and Nicole Altenburg (each a “Shareholder” and collectively, the “Shareholders”). Beneficial ownership and voting power of the 6,612,199 shares of Common Stock directly owned by the Shareholders is being reported solely because Hecla Mining Company may be deemed to have beneficial ownership and voting power with respect to such Common Stock as a result of entering into separate Shareholders Agreements, each dated as of May 23, 2016, with each of the Shareholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such 6,612,199 shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 603432105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HL Idaho Corp. 81-2787614
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Idaho
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,612,199(1)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,612,199(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,612,199(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.8%
14.	Type of Reporting Person (See Instructions) CO

(1)	All of the 6,612,199 shares of common stock of Mines Management, Inc., par value $0.001 per share (the “Common Stock”) reported above (which include options to acquire 1,600,000 shares of Common Stock) are collectively directly owned by Silver Wheaton Corp., Glenn M. Dobbs, Russell C. Babcock, Roy G. Franklin, Robert L. Russell, Doug D. Dobbs, and Nicole Altenburg (each a “Shareholder” and collectively, the “Shareholders”). Beneficial ownership and voting power of the 6,612,199 shares of Common Stock directly owned by the Shareholders is being reported solely because Hecla Mining Company, the sole shareholder of HL Idaho Corp., may be deemed to have beneficial ownership and voting power with respect to such Common Stock as a result of entering into separate Shareholders Agreements, each dated as of May 23, 2016, with each of the Shareholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such 6,612,199 shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the “Common Stock”), including options to acquire such Common Stock, of Mines Management, Inc., an Idaho corporation (“Issuer”). The principal executive offices of Issuer are located at 905 W. Riverside Avenue, Suite 311, Spokane, Washington 99201.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement included as Exhibit 1 hereto, by:

(i) Hecla Mining Company, a Delaware corporation (“Parent”). The principal office of Parent is 6500 North Mineral Drive, Suite 200, Couer d’Alene, Idaho 83815-9408. Parent is a precious metals mining company.

(ii) HL Idaho Corp., an Idaho corporation (“Buyer” and together with Parent, the “Reporting Persons”). The principal office of Buyer is 6500 North Mineral Drive, Suite 200, Couer d’Alene, Idaho 83815-9408. Buyer is a wholly-owned subsidiary of Parent formed for purposes of entering into the Merger described in Item 4.

The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of the Reporting Persons is set forth on Schedule A hereto, and is incorporated by reference.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Shareholders Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into between Parent and each of Silver Wheaton Corp., Glenn M. Dobbs, Russell C. Babcock, Roy G. Franklin, Robert L. Russell, Doug D. Dobbs, and Nicole Altenburg (each a “Shareholder” and collectively, the “Shareholders”). The Shareholders entered into the Shareholders Agreements as an inducement to Buyer and Parent to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). Neither Buyer nor Parent paid additional consideration to the Shareholders in connection with the execution and delivery of the Shareholders Agreements, and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

Agreement and Plan of Merger

On May 23, 2016, Parent and its wholly-owned subsidiary, Buyer, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Issuer. Under the terms of the Merger Agreement, Parent will acquire Issuer pursuant to a reverse triangular merger (the “Merger”) of Buyer with and into Issuer with Issuer surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). In the Merger, each outstanding share of Common Stock (excluding shares of Common Stock held by Parent, Buyer or any of their subsidiaries, shares in the treasury of Issuer and shares held by any subsidiary of Issuer) will be exchanged for 0.2218 shares of Parent’s common stock, par value $0.25 per share. Holders of outstanding shares of Common Stock who otherwise would be entitled to receive a fractional share of Parent common stock will be entitled to receive, at Parent’s option, either such fractional share or cash in lieu of such fractional shares based on the merger consideration closing value pursuant to the Merger Agreement.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, the directors and officers of Buyer immediately prior to the effective time of the Merger will be the directors and officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation. In addition, pursuant to the terms of the Merger Agreement, at the effective time of the Merger, the articles of incorporation of Issuer shall be amended in their entirety in the form set forth as an exhibit to the Merger Agreement, and, as so amended, will be the articles of incorporation of the Surviving Corporation, and the bylaws of Buyer in effect immediately prior to the effective time of the Merger will be the bylaws of the Surviving Corporation. If the Merger is completed, the shares of Common Stock will be delisted from the NYSE MKT LLC and the Toronto Stock Exchange and will be deregistered under the Exchange Act.

The Merger Agreement has been approved by the Board of Directors of each of Issuer, Parent and Buyer. The Merger is currently expected to close in the third quarter of 2016 and is subject to customary closing conditions, including, among others, the following: (i) the affirmative vote of holders of a majority of the outstanding shares of Common Stock approving the Merger Agreement and the Merger; (ii) the accuracy of the representations and warranties therein of the parties thereto (subject in some cases to a material adverse effect standard); and (iii) material compliance by the parties thereto with their obligations under the Merger Agreement, including, among others, covenants, subject to certain exceptions, of Issuer to not solicit any takeover proposals or change or withdraw its recommendation to the shareholders of Issuer to approve the Merger and the Merger Agreement.

The description contained in this Item 4 of certain principal terms of, and the transactions contemplated by, the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, the terms of which are incorporated herein by reference to Exhibit 2 hereto.

Shareholders Agreements

In order to induce Buyer and Parent to enter into the Merger Agreement, each of the Shareholders entered into a Shareholders Agreement with Parent dated as of May 23, 2016 (each a “Shareholders Agreement” and collectively the “Shareholders Agreements”). The Shareholders collectively directly own 6,612,199 shares of Common Stock (including options to acquire 1,600,000 shares of Common Stock) that are subject to the Shareholders Agreements. Pursuant to each Shareholders Agreement, the Shareholder party thereto agreed to vote such Shareholder’s shares of Common Stock beneficially owned by such Shareholder (as set forth in such Shareholder’s Shareholders Agreement), and to cause any holder of record of such shares of Common Stock beneficially owned by such Shareholder to vote: (i) in favor of the Merger and the Merger Agreement, at every meeting of the shareholders of Issuer at which such matters are considered and at every adjournment or postponement thereof; and (ii) against (1) any Takeover Proposal (as defined in the Merger Agreement), (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Shareholder under the Shareholders Agreement or, except as provided for under the Shareholders Agreement between Silver Wheaton Corp. and Parent, of Issuer under the Merger Agreement and (3) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Issuer’s, Parent’s or Buyer’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Issuer (including any amendments to the Charter Documents (as defined in the Merger Agreement) of Issuer). Each of the Shareholders agreed to grant an irrevocable proxy appointing Parent as the Shareholder’s proxy and attorney-in-fact (with full power of substitution and resubstitution) to vote such Shareholder’s shares of Common Stock at any meeting of the shareholders of Issuer called with respect to any of the matters specified in the Shareholders Agreements, and in accordance and consistent with the above.

The description contained in this Item 4 of certain principal terms of, and the transactions contemplated by, the Shareholders Agreements is qualified in its entirety by reference to the full text of the Shareholders Agreements, the terms of each of which are incorporated herein by reference to Exhibit 3 through Exhibit 9 hereto.

Except as set forth in this Schedule 13D, the Merger Agreement and the Shareholders Agreements, none of the Reporting Persons have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

(a)-(b) By virtue of the Shareholders Agreements, Parent and Buyer may be deemed to share the power to direct the vote and may be deemed to be the beneficial owners of, 6,612,199 shares of Common Stock, representing approximately 19.8% of the outstanding shares of Common Stock (based upon a total number of 31,743,704 shares outstanding, as represented and warranted by Issuer in the Merger Agreement). The Reporting Persons, however, hereby disclaim beneficial ownership of such shares, and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(c) Except as described in this Schedule 13D, no Reporting Person and, to the best of the Reporting Persons’ knowledge, no person listed on Schedule A hereto has beneficial ownership of, or has engaged in any transaction during the past 60 days involving, any shares of Common Stock.

(d) No Reporting Person and, to the best of the Reporting Persons’ knowledge, no person listed on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,612,199 shares of Common Stock directly owned by the Shareholders and that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements filed as Exhibits 2 through 9 hereto are incorporated herein by reference. Other than the Merger Agreement and the Shareholders Agreements described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Agreement and Plan of Merger, dated as of May 23, 2016, by and among Issuer, Parent, and Buyer

Exhibit 3:	Shareholders Agreement, dated as of May 23, 2016, between Silver Wheaton Corp. and Parent

Exhibit 4:	Shareholders Agreement, dated as of May 23, 2016, between Glenn M. Dobbs and Parent

Exhibit 5:	Shareholders Agreement, dated as of May 23, 2016, between Russell C. Babcock and Parent

Exhibit 6:	Shareholders Agreement, dated as of May 23, 2016, between Roy G. Franklin and Parent

Exhibit 7:	Shareholders Agreement, dated as of May 23, 2016, between Robert L. Russell and Parent

Exhibit 8:	Shareholders Agreement, dated as of May 23, 2016, between Doug D. Dobbs and Parent

Exhibit 9:	Shareholders Agreement, dated as of May 23, 2016, between Nicole Altenburg and Parent

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HECLA MINING COMPANY

/s/ David C. Sienko
Name:	David C. Sienko
Title:	Vice President & General Counsel

Dated: June 1, 2016

HL IDAHO CORP.

/s/ Luther J. Russell
Name:	Luther J. Russell
Title:	President

Dated: June 1, 2016

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS OF HECLA MINING COMPANY

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Hecla Mining Company are set forth below. The current business address of each of these individuals is 6500 North Mineral Drive, Suite 200, Couer d’Alene, Idaho 83815-9408, and the current business phone number of each of these individuals is (208) 769-4100. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Hecla Mining Company. All of the persons listed below are U.S. citizens except for Messrs. Brown and McDonald who are Canadian citizens.

Name, Title and Address	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Phillips S. Baker, Jr., President and CEO, Director	President and CEO, Director	Hecla Mining Company (precious metals mining company)

Lawrence P. Radford, Senior Vice President – Operations	Senior Vice President – Operations	Hecla Mining Company (precious metals mining company)

Dr. Dean W.A. McDonald, Senior Vice President – Exploration	Senior Vice President – Exploration	Hecla Mining Company (precious metals mining company)

David C. Sienko, Vice President and General Counsel	Vice President and General Counsel	Hecla Mining Company (precious metals mining company)

Robert D. Brown, Vice President – Corporate Development	Vice President – Corporate Development	Hecla Mining Company (precious metals mining company)

Ted Crumley, Director and Chairman of the Board

George R. Nethercutt, Jr., Director	Of Counsel	Lee & Hayes Law Offices (law firm) 601 W. Riverside, Suite 14500 Spokane, WA 99201

Terry V. Rogers, Director

Charles B. Stanley, Director	Executive Vice President and Director of QEP Resources, Inc.	QEP Resources, Inc. (natural gas and oil exploration and production company) 1050 17th Street, Suite 800 Denver, CO 80265

Dr. Anthony P. Taylor, Director	President, CEO and Director of Selex Resources Ltd.	Selex Resources Ltd. (mineral exploration company) 970 Caughlin Crossing, Suite 100 Reno, NV 89509

George R. Johnson, Director

Stephen F. Ralbovsky, Director	Sole Proprietor	Wolf Sky Consulting (mining and mining tax consulting company) 12138 N. 120th Way Scottsdale, AZ 85259

EXECUTIVE OFFICERS AND DIRECTORS OF HL IDAHO CORP.

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of HL Idaho Corp. are set forth below. The current business address of each of these individuals is 6500 North Mineral Drive, Suite 200, Couer d’Alene,

Idaho 83815-9408, and the current business phone number of each of these individuals is (208) 769-4100. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Hecla Mining Company. All of the persons listed below are U.S. citizens except for Messr. Brown who is a Canadian citizen.

Name, Title and Address	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Luther J. Russell, President and Director	Vice President – External Affairs	Hecla Mining Company (precious metals mining company)

Robert D. Brown, Vice President and Director	Vice President – Corporate Development	Hecla Mining Company (precious metals mining company)

Lawrence P. Radford, Director	Senior Vice President – Operations	Hecla Mining Company (precious metals mining company)

Carolyn S. Turner, Treasurer	Treasurer	Hecla Mining Company (precious metals mining company)

Tami D. Whitman, Secretary	Assistant Corporate Secretary	Hecla Mining Company (precious metals mining company)

Exhibit Index

Exhibit 1	Joint Filing Agreement

Exhibit 2	Agreement and Plan of Merger, dated as of May 23, 2016, by and among Issuer, Parent, and Buyer

Exhibit 3	Shareholders Agreement, dated as of May 23, 2016, between Silver Wheaton Corp. and Parent

Exhibit 4	Shareholders Agreement, dated as of May 23, 2016, between Glenn M. Dobbs and Parent

Exhibit 5	Shareholders Agreement, dated as of May 23, 2016, between Russell C. Babcock and Parent

Exhibit 6	Shareholders Agreement, dated as of May 23, 2016, between Roy G. Franklin and Parent

Exhibit 7	Shareholders Agreement, dated as of May 23, 2016, between Robert L. Russell and Parent

Exhibit 8	Shareholders Agreement, dated as of May 23, 2016, between Doug D. Dobbs and Parent

Exhibit 9	Shareholders Agreement, dated as of May 23, 2016, between Nicole Altenburg and Parent